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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2004

                        Commission File Number 001-15012
                                               ---------

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                          Yes                No   X
                              -----             -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                          Yes                No   X
                              -----             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                No   X
                              -----             -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------
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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a corporate disclosure relating to the corrective order issued by the Korean Broadcasting Commission on the Company to dispose of its stake in Hanaro Web(n)TV, filed with the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market on May 28, 2004.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      HANARO TELECOM, INC.



Date: May 31, 2004                    By: /s/ Soon-Yub Samuel Kwon
                                          --------------------------------------
                                          Name:  Soon-Yub Samuel Kwon
                                          Title: Senior Executive Vice President

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             a corporate disclosure relating to the corrective order issued by the Korean Broadcasting Commission on the Company to
                  dispose of its stake in Hanaro Web(n)TV, filed with the
                  Financial Supervisory Commission of Korea and Korea Securities
                  Dealers Association Automated Quotation Market on May 28,
                  2004.